    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2002
                                                      REGISTRATION NO. 333-98869


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                           MENTOR GRAPHICS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


            Oregon                       Mentor Graphics Corporation                     93-0786033
(State or other jurisdiction of            8005 SW Boeckman Road             (I.R.S. Employer Identification
 incorporation or organization)         Wilsonville, Oregon 97070-7777                      No.)
                                       (Address, including Zip Code, of
                                         Principal Executive Offices)

                    ----------------------------------------

                                  Dean M. Freed
                       Vice President and General Counsel
                           Mentor Graphics Corporation
                              8005 SW Boeckman Road
                         Wilsonville, Oregon 97070-7777
                                 (503) 685-7000
 (Name, Address and Telephone Number, including Area Code, of Agent For Service)

                                    Copy to:
                             Christopher L. Kaufman
                                Latham & Watkins
                             135 Commonwealth Drive
                          Menlo Park, California 94025
                                 (650) 328-4600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this registration statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is incomplete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2002



                                   PROSPECTUS
                                  $172,500,000
                                     [LOGO]
                           MENTOR GRAPHICS CORPORATION
                 6 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 2007

                                ----------------

      In June 2002, we issued and sold $172,500,000 aggregate principal amount of our 6 7/8% Convertible Subordinated Notes Due 2007 in a private offering.

      This prospectus will be used by selling securityholders to resell the Notes and the common stock issuable upon conversion of the Notes. The Notes are our unsecured obligations, subordinated in right of payment to all our existing and future Senior Debt, as defined in this prospectus.

      The Notes bear interest at a rate of 6 7/8% per annum. We will pay interest on the Notes on June 15 and December 15 of each year, beginning December 15, 2002.

      Each $1,000 principal amount of the Notes is convertible at the holder's option, into approximately 42.97 shares of our common stock, no par value, subject to adjustment. The conversion rate of approximately 42.97 shares per $1,000 principal amount is equivalent to an initial conversion price of $23.27 per share of common stock. Upon conversion, holders will not receive any cash representing accrued and unpaid interest.


      Shares of our common stock are quoted on the Nasdaq National Market under the symbol "MENT." The last reported sale price of our common stock on November 25, 2002 was $12.08 per share.


      We may redeem some or all of the Notes for cash on or after June 20, 2005 at the prices described in this prospectus. Holders may require us to purchase all or a portion of their Notes upon the occurrence of a change of control as described in this prospectus. We will pay the repurchase price in cash.

      INVESTING IN THE NOTES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is             , 2002.

                               ------------------

                                TABLE OF CONTENTS

                                                       Page
                                                       ----
PROSPECTUS SUMMARY..................................     1
FORWARD LOOKING STATEMENTS..........................     2
RISK FACTORS........................................     4
USE OF PROCEEDS.....................................    12
PRICE RANGE OF COMMON STOCK AND
   DIVIDEND POLICY..................................    12
CAPITALIZATION......................................    13
SELECTED CONSOLIDATED FINANCIAL AND
   OPERATING DATA...................................    14
DESCRIPTION OF NOTES................................    16
DESCRIPTION OF CAPITAL STOCK........................    29
SELLING SECURITYHOLDERS..............................   30
PLAN OF DISTRIBUTION.................................   34
MATERIAL UNITED STATES FEDERAL INCOME
   TAX CONSIDERATIONS................................   36
LEGAL MATTERS........................................   42
EXPERTS..............................................   43
INCORPORATION BY REFERENCE...........................   43
WHERE YOU CAN FIND MORE INFORMATION..................   43

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information, historical consolidated financial statements, including the notes to those financial statements, and the pro forma financial information appearing elsewhere or incorporated by reference in this prospectus. Investors should carefully consider the information in this prospectus, including the information set forth under "Risk Factors" and the information incorporated by reference in this prospectus. Unless the context otherwise requires, the terms "Mentor Graphics," "Mentor Graphics Corporation," "company," "we," "us" and "our" refer to Mentor Graphics Corporation and its subsidiaries.

                           MENTOR GRAPHICS CORPORATION

      Mentor Graphics Corporation is a technology leader in electronic design automation, or EDA, providing software and hardware design tools that enable companies to send better electronic products to market faster and more cost-effectively. We manufacture, market and support our EDA products and provide related services, which together are used by engineers to design, analyze, simulate, model, implement and verify the components of electronic systems.

      We market our products and services worldwide, primarily to large companies in the communications, computer, consumer electronics, semiconductor, aerospace, networking, multimedia and transportation industries. Customers use our products in the design of such diverse products as automotive electronics, video game consoles, telephone-switching systems, cellular handsets, computer network hubs and routers, signal processors, personal computers, video conferencing equipment, 3-D graphics boards, digital audio broadcast radios, smart cards and products enabled with Bluetooth short-range wireless radio technology. We license our products through our direct sales force and, where a direct sales presence is not warranted or cost effective, a channel of distributors and sales representatives.

      We were incorporated in Oregon in 1981, and our common stock is quoted on the Nasdaq National Market under the symbol "MENT." Our executive offices are located at 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777, and the telephone number at that address is (503) 685-7000.

                                  THE OFFERING

Issuer ...................................      Mentor Graphics Corporation

Securities Offered .......................      $172,500,000 aggregate principal amount of 6 7/8% Convertible Subordinated Notes
                                                Due 2007.

Maturity Date ............................      June 15, 2007.

Interest .................................      The Notes bear interest at an annual rate of 6 7/8%.  Interest is payable on
                                                December 15 and June 15 of each year, beginning on December 15, 2002.

Ranking ..................................      The Notes are subordinate in right of payment to all of our existing and future
                                                Senior Debt. The indenture governing the Notes does not restrict the amount of
                                                Senior Debt or other Indebtedness that we or any of our subsidiaries can incur.
                                                At September 30, 2002, we had $10 million of Senior Debt outstanding.  The
                                                Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of September 30, 2002, our subsidiaries had approximately $12 million of outstanding indebtedness.  For more information, see "Description of Notes -- Subordination."

Conversion Rights ........................      Holders may convert their Notes prior to stated maturity at their option.  For each $1,000 principal amount of Notes surrendered for conversion, a holder initially will receive approximately 42.97 shares of our common stock. This represents an initial conversion price of $23.27 per share of common stock. The conversion price may be adjusted for certain reasons. Upon conversion, holders will not receive any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. Notes called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.  For more information, see "Description of Notes -- Conversion Rights."

Sinking Fund .............................      None.

Optional Redemption by Us ................      We may not redeem the Notes prior to June 20, 2005. We may redeem some or all of the Notes for cash on or after June 20, 2005, upon at least 20 days but not more than 60 days notice by mail to holders of Notes at the redemption prices set forth under "Description of Notes -- Optional Redemption by Us."

Repurchase of the Notes Upon a Change of        Upon a change of control of Mentor Graphics, holders may require us, subject to
   Control ...............................      certain conditions, to repurchase all or a portion of their Notes. We will pay a purchase price equal to the issue price of such Notes plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, to the repurchase date.
                                                We will pay the repurchase price in cash.

Events of Default ........................      If there is an event of default under the Notes, the principal amount of the
                                                Notes, plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

Use of Proceeds ..........................      The selling securityholders will receive all of the proceeds from the sale under this prospectus of Notes and the common stock issuable upon conversion of the Notes.  We will not receive any proceeds from these sales.

                                                From the private sale of the Notes, we received net proceeds of approximately
                                                $167 million after deducting the initial purchasers' discount and commissions and estimated offering expenses paid by us. We used the net proceeds to fund our acquisition of Innoveda, Inc.

Common Stock .............................      Our common stock is quoted on the Nasdaq National Market under the symbol
                                                "MENT."


      We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

      THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST. IF YOU WOULD LIKE A COPY OF ANY OF THIS INFORMATION, PLEASE SUBMIT YOUR REQUEST TO 8005 SW BOECKMAN ROAD, WILSONVILLE, OREGON 97070-7777 ATTENTION: INVESTOR RELATIONS, OR CALL (503) 685-1462 TO MAKE YOUR REQUEST.

                           FORWARD-LOOKING STATEMENTS

      All statements other than statements of historical facts included or incorporated by reference in this prospectus, including, without limitation, statements in the sections entitled "Risk Factors" and "Prospectus Summary" and elsewhere in, or incorporated by reference in, this prospectus regarding our future financial position, our business strategy and our management's plan and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section "Risk Factors" and elsewhere in, and incorporated by reference in, this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. You are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update forward-looking statements.

      Mentor Graphics is a registered trademark of Mentor Graphics Corporation. Other terms used to identify companies and products may be trademarks of their respective owners.

                                  RISK FACTORS

      You should consider the risk factors below as well as the other information set forth or incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, our ability to make payments on the Notes could be impaired, the trading price of the Notes and our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

RISKS RELATED TO OUR BUSINESS

WEAKNESS IN THE UNITED STATES AND INTERNATIONAL ECONOMIES MAY MATERIALLY ADVERSELY AFFECT US.

      United States and international economies are experiencing an economic downturn which has had an adverse affect on our results of operations. Continued weakness in these economies is likely to continue to adversely affect the timing and receipt of orders for our products and our results of operations. Our revenue levels are dependent on the level of technology capital spending, which include expenditures for electronic design automation, or EDA, software and other consulting services, in the United States and abroad. A number of telecommunications companies have recently filed for bankruptcy protection, and others have announced significant reductions and deferrals in capital spending. A significant portion of our business has historically come from businesses operating in this sector. In addition, demand for our products and services may be adversely affected by mergers and company restructurings in the electronics industry worldwide which could result in decreased or delayed capital spending patterns.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE INTEGRATED CIRCUIT AND ELECTRONICS SYSTEMS INDUSTRIES, AND THE CURRENT DOWNTURN HAS AND ANY FUTURE DOWNTURNS MAY MATERIALLY ADVERSELY AFFECT US.

      Purchases of our products and services are highly dependent upon new design projects initiated by integrated circuit manufacturers and electronics systems companies. The integrated circuit industry is highly cyclical and is subject to constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The integrated circuit and electronics systems industries have experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both companies in these industries and their customers' products and a decline in general economic conditions. These downturns have caused diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Certain integrated circuit manufacturers and electronics systems companies announced a slowdown of demand and production in 2001, which has continued in 2002. During downturns such as the current one, the number of new design projects decreases. The current slowdown has reduced, and any future downturns are likely to further reduce, our revenue and could materially adversely affect us.

WE MAY ACQUIRE OTHER COMPANIES AND MAY NOT SUCCESSFULLY INTEGRATE THEM OR THE COMPANIES WE HAVE RECENTLY ACQUIRED.

      We have acquired numerous businesses before and are likely to acquire other businesses in the future. In particular, we recently consummated our acquisitions of IKOS Systems, Inc. and Innoveda, Inc. While we expect to carefully analyze all potential transactions before committing to them, we cannot assure you that any transaction that is completed will result in long-term benefits to us or our shareholders or that our management will be able to manage the acquired businesses effectively. In addition, growth through acquisition involves a number of risks. If any of the following events occurs after we acquire another business, it could materially adversely affect us:

      - difficulties in combining previously separate businesses into a single unit;

      - the substantial diversion of management's attention from day-to-day business when evaluating and negotiating acquisition transactions and then integrating the acquired business;

      - the discovery after the acquisition has been completed of liabilities assumed with the acquired business;

      - the failure to realize anticipated benefits, such as cost savings and revenue enhancements;

      -     the failure to retain key personnel of the acquired business;

      - difficulties related to assimilating the products of an acquired business in, for example, distribution, engineering and customer support areas;

      -     unanticipated costs;

      - adverse effects on existing relationships with suppliers and customers; and

      - failure to understand and compete effectively in markets in which we have limited previous experience.

      Acquired businesses may not perform as projected which could result in impairment of acquisition-related intangible assets. Additional challenges include integration of sales channels, training and education of the sales force for new product offerings, integration of product development efforts, integration of systems of internal controls and integration of information systems. Accordingly, in any acquisition there will be uncertainty as to the achievement and timing of projected synergies, cost savings and sales levels for acquired products. All of these factors can impair our ability to forecast, meet revenue and earnings targets and manage effectively the business for long-term growth. We cannot assure you that we can effectively meet these challenges.

FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS DUE TO THE TIMING OF SIGNIFICANT ORDERS AND THE MIX OF LICENSES USED TO SELL OUR PRODUCTS COULD HURT OUR BUSINESS AND THE MARKET PRICE OF OUR COMMON STOCK.

      We have experienced, and may continue to experience, varied quarterly operating results. Various factors affect our quarterly operating results and some of these are not within our control, including the timing of significant orders and the mix of licenses used to sell our products. We receive a material amount of our software product revenue from current quarter order performance of which a substantial amount is usually booked in the last few weeks of each quarter. A portion of our revenue often comes from multi-million dollar contracts, the timing of the completion of and the terms of delivery of which can have a material impact on revenue recognition for a given quarter. If we fail to receive expected orders in a particular quarter, particularly large orders, our revenues for that quarter could be adversely affected, and we could fail to meet analysts' expectations.

      We use term installment sales agreements as a standard business practice. These multi-year, multi-element term license agreements are typically three years in length and are used with customers that we believe are credit-worthy. These agreements increase the risk associated with collectibility from customers that can arise for a variety of reasons including ability to pay, product dissatisfaction, disagreements and disputes. If we are unable to collect under any of these multi-million dollar agreements, our results of operations could be adversely affected.

      Our revenue is also affected by the mix of licenses entered into in connection with the sale of software products. Our software licenses fall into three categories: perpetual, fixed-term and subscription. With perpetual and fixed-term licenses we recognize software product revenue at the beginning of the license period, while with subscription licenses we recognize software product revenue ratably over the license period. Accordingly, a shift in the license mix toward increased subscription licenses would result in increased deferral of software product revenue to future periods and would decrease current revenue, possibly resulting in us not meeting revenue projections.

      The accounting rules governing software revenue recognition have been subject to authoritative interpretations that have generally made it more difficult to recognize software product revenue up front. These new and revised standards and interpretations could adversely affect our ability to meet revenue projections and affect the value of your investment in us.

      The gross margin on our software products is greater than that for our hardware products, software support and professional services. Therefore, our gross margin may vary as a result of the mix of products and services sold. Additionally, the margin on software products varies year to year depending on the amount of third-party royalties due to third parties from us for the mix of products sold. We also have a significant amount of fixed or relatively fixed costs, such as professional service employee costs and purchased technology amortization, and variable costs which are committed in advance and can only be adjusted periodically. If anticipated revenue does not materialize as expected, our gross margins and operating results could be materially adversely affected.

THE LENGTHY SALES CYCLE FOR OUR PRODUCTS AND SERVICES AND DELAY IN CUSTOMER CONSUMMATION OF PROJECTS MAKES THE TIMING OF OUR REVENUE DIFFICULT TO PREDICT.

      We have a lengthy sales cycle that generally extends between three and six months. The complexity and expense associated with our business generally requires a lengthy customer evaluation and approval process. Consequently, we may incur substantial expenses and devote significant management effort and expense to develop potential relationships that do not result in agreements or revenue and may prevent us from pursuing other opportunities.

      In addition, sales of our products and services may be delayed if customers delay approval or commencement of projects because of customers' budgetary constraints, internal acceptance review procedures, timing of budget cycles or timing of competitive evaluation processes.

INTENSE COMPETITION IN THE EDA INDUSTRY COULD MATERIALLY ADVERSELY AFFECT US.

      Competition in the EDA industry is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. Our success depends upon our ability to acquire or develop and market products and services that are innovative and cost-competitive and that meet customer expectations. We must also gain industry acceptance for our design and methodology services and offer better strategic concepts, technical solutions, prices and response times than those of other design companies and internal design departments of electronics manufacturers. We cannot assure you that we will be able to compete successfully in these industries. Factors that could affect our ability to succeed include, among other things:

      - the development of EDA products and design and methodology services by our competitors and the corresponding shift of customer preferences away from our products and services;

      - the relatively recent development of the electronics design and methodology services industries;

      - uncertainty surrounding the levels of products and services that companies will purchase from outside vendors, particularly given that such companies have only recently begun to make such purchases;

      - the decision by potential customers to perform design and methodology services internally, rather than purchase these services from us; and

      - the demands of keeping pace with rapid technological changes in order to meet next-generation requirements.

      We currently compete primarily with two large companies: Cadence Design Systems, Inc. and Synopsys, Inc. In June 2002, Synopsys completed its acquisition of Avant! Corporation and the combined company could improve its competitive position with respect to us. We also compete with numerous smaller companies, a number of which have combined with other EDA companies. We also compete with manufacturers of electronic devices that have developed, or have the capability to develop, their own EDA products internally.

RISKS OF INTERNATIONAL OPERATIONS AND THE EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS CAN ADVERSELY IMPACT OUR BUSINESS AND OPERATING RESULTS.

      We realized approximately half of our revenue from customers outside the United States for the year ended December 31, 2001 and the nine months ended September 30, 2002. To hedge against the impact of foreign currency fluctuations, we enter into foreign currency forward and option contracts. However, significant changes in exchange rates may have a material adverse impact on us. In addition, international operations subject us to other risks including, but not limited to, longer receivables collection periods, changes in a specific country's or region's economic or political conditions, trade protection measures, import or export licensing requirements, loss or modification of exemptions for taxes and tariffs, limitations on repatriation of earnings and difficulties with licensing and protecting our intellectual property rights.

DELAY IN PRODUCTION OF COMPONENTS OR THE ORDERING OF EXCESS COMPONENTS FOR OUR MENTOR EMULATION DIVISION HARDWARE PRODUCTS COULD MATERIALLY ADVERSELY AFFECT US.

      The success of our Mentor Emulation Division depends on our ability to:

      - procure hardware components on a timely basis from a limited number of suppliers;

      - assemble and ship systems on a timely basis with appropriate quality control;

    -    develop distribution and shipment processes;

    -    manage inventory and related obsolescence issues; and

    -    develop processes to deliver customer support for hardware.

Our inability to be successful in any of the foregoing could materially adversely affect us.

    We occasionally commit to purchase component parts from suppliers based on sales forecasts of our Mentor Emulation Division's products. If we cannot change or be released from these non-cancelable purchase commitments, or if orders for our products do not materialize as anticipated, we could incur significant costs related to the purchase of excess components which could become obsolete before we can use them. Additionally, a delay in production of the components could materially adversely affect our operating results.

CURRENT LITIGATION WITH QUICKTURN, A SUBSIDIARY OF CADENCE DESIGN SYSTEMS, INC., OVER CERTAIN PATENTS COULD AFFECT OUR ABILITY TO SELL OUR ACCELERATED VERIFICATION PRODUCTS.

    We have been sued by Quickturn, which alleges that we and certain of our emulation products have infringed certain Quickturn patents. As a result, we have been prohibited from using, selling or marketing our first generation SimExpress emulation products in the United States. Related legal proceedings and litigation continue. These actions could adversely affect our ability to sell our accelerated verification products in other jurisdictions worldwide and may decrease demand for our accelerated verification products worldwide. Such litigation could also result in lower sales of accelerated verification products, increase the risk of inventory obsolescence and have a material adverse effect on us.

OUR FAILURE TO OBTAIN SOFTWARE OR OTHER INTELLECTUAL PROPERTY LICENSES OR ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS COULD MATERIALLY ADVERSELY AFFECT US.

    Our success depends, in part, upon our proprietary technology. Many of our products include software or other intellectual property licensed from third parties, and we may have to seek new licenses or renew existing licenses for software and other intellectual property in the future. Our failure to obtain software or other intellectual property licenses or rights on favorable terms, or the need to engage in litigation over these licenses or rights, could materially adversely affect us.

    We generally rely on patents, copyrights, trademarks, trade secret laws, licenses and restrictive agreements to establish and protect our proprietary rights in technology and products. Despite precautions we may take to protect our intellectual property, we cannot assure you that third parties will not try to challenge, invalidate, or circumvent these safeguards. We also cannot assure you that the rights granted under our patents will provide us with any competitive advantages, that patents will be issued on any of our pending applications or that future patents will be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as United States law protects these rights in the United States.

    We cannot assure you that our reliance on licenses from or to, or restrictive agreements with, third parties, or that patent, copyright, trademark and trade secret protections, will be sufficient for success and profitability in the industries in which we compete.

INTELLECTUAL PROPERTY INFRINGEMENT BY OR AGAINST US COULD MATERIALLY ADVERSELY AFFECT US.

    There are numerous patents held by us and our competitors in the EDA industry, and new patents are being issued at a rapid rate. It is not always economically practicable to determine in advance whether a product or any of its components infringes the patent rights of others. As a result, from time to time, we may be forced to respond to, or prosecute, intellectual property infringement claims to protect our rights or defend a customer's rights. These claims, regardless of merit, could consume valuable management time, result in costly litigation and cause product shipment delays, all of which could materially adversely affect us. In settling these claims, we may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing agreements, if available, may not have terms acceptable to us. Any potential intellectual property litigation could force us to do one or more of the following:

    -   pay damages to the party claiming infringement;

    - stop licensing, or providing services that use, the challenged intellectual property;

    - obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms; or

    - redesign the challenged technology, which could be time-consuming and costly.

If we were forced to take any of these actions, our business could be materially adversely affected.

FUTURE LITIGATION PROCEEDINGS MAY MATERIALLY ADVERSELY AFFECT US.

We cannot assure you that future litigation matters will not have a material adverse effect on us. Any future litigation may result in injunctions against future product sales and substantial unanticipated legal costs and divert the efforts of management personnel, any and all of which could materially adversely affect us.

ERRORS OR DEFECTS IN OUR PRODUCTS AND SERVICES COULD EXPOSE US TO LIABILITY AND HARM OUR REPUTATION.

Our customers use our products and services in designing and developing products that involve a high degree of technological complexity and have unique specifications. Because of the complexity of the systems and products with which we work, some of our products and designs can be adequately tested only when put to full use in the marketplace. As a result, our customers or their end users may discover errors or defects in our software or the systems we design, or the products or systems incorporating our designs and intellectual property may not operate as expected. Errors or defects could result in:

    - loss of current customers and loss of, or delay in, revenue and loss of market share;

    -   failure to attract new customers or achieve market acceptance;

    - diversion of development resources to resolve the problems resulting from errors or defects;

    -   increased service costs; and

    -   liability for damages.

OUR FAILURE TO ATTRACT AND RETAIN KEY EMPLOYEES MAY HARM US.

We depend on the efforts and abilities of our senior management, our research and development staff and a number of other key management, sales, support, technical and services personnel. Competition for experienced, high-quality personnel is intense, and we cannot assure you that we can continue to recruit and retain such personnel. The failure by us to hire and retain such personnel would impair our ability to develop new products, provide design and methodology services to our customers and manage our business effectively.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY MATERIALLY ADVERSELY AFFECT THE MARKETS ON WHICH OUR SECURITIES TRADE, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

    Terrorist attacks may negatively affect our operations and investment in our business. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive and ultimately affect our sales.

    Any armed conflict entered into by the United States could have an impact on our sales, our supply chain, and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also result from an armed conflict and could negatively impact our business. The consequences of any armed conflict is unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

    More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in or exacerbate economic recession in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in volatility of the market price for our securities.

OUR ARTICLES OF INCORPORATION, OREGON LAW AND OUR SHAREHOLDER RIGHTS PLAN MAY HAVE ANTI-TAKEOVER EFFECTS.

    Our board of directors has the authority, without action by the shareholders, to designate and issue up to 1,200,000 shares of incentive stock in one or more series and to designate the rights, preferences and privileges of each series without any further vote or action by the shareholders. Additionally, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over us. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of the board of directors. In February 1999, we adopted a shareholder rights plan which has the effect of making it more difficult for a person to acquire control of us in a transaction not approved by our board of directors. The potential issuance of incentive stock, the provisions of the Oregon Control Share Act and the Business Combination Act and our shareholder rights plan may have the effect of delaying, deferring or preventing a change of control of us, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock and the Notes.

RISKS RELATED TO THE NOTES

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, AND WE MAY INCUR SUBSTANTIALLY MORE DEBT.

    As of September 30, 2002, we had approximately $194 million aggregate principle amount of consolidated indebtedness. Our indebtedness could adversely affect us. For example, it could:

    - increase our vulnerability to general adverse economic and industry conditions;

    -   limit our ability to obtain additional financing;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

    - place us at a competitive disadvantage relative to our competitors with less debt.

In addition, the Notes will require the dedication of a substantial portion of our cash flow from operations to the payment of the principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes.

    We may incur additional indebtedness in the future. The terms of the Notes will not, and the terms of our existing and future indebtedness may not, prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

THE NOTES ARE SUBORDINATED TO ALL OF OUR SENIOR INDEBTEDNESS.

    The Notes are subordinated in right of payment to all of our existing and future senior indebtedness. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default and in specific other events, our assets will be available to pay obligations on the Notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness has been made. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The indenture governing the Notes does not prohibit or limit the incurrence of senior indebtedness by us or the incurrence of other indebtedness and liabilities by us. The incurrence of additional indebtedness and liabilities could adversely affect our ability to pay our obligations on the Notes. As of September 30, 2002, we had $10 million of outstanding senior indebtedness. We anticipate that from time to time we may incur additional indebtedness, including senior indebtedness.

    In addition, the Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of September 30, 2002, our subsidiaries had approximately $12 million of outstanding indebtedness.

THE NOTES ARE NOT PROTECTED BY RESTRICTIVE COVENANTS.

    The indenture governing the Notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except as described under "Description of Notes -- Repurchase of Notes upon the Occurrence of a Change of Control."

WE MAY NOT HAVE THE ABILITY TO REPURCHASE THE NOTES IN THE EVENT OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control, we would be required under the indenture governing the Notes to repurchase up to all outstanding Notes at the option of the holders of such Notes. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by the holders. A change of control would also constitute an event of default under our credit agreement, which would prohibit us from repurchasing any Notes. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain similar restrictions and provisions. If we do not obtain a consent to the repurchase of the Notes upon a change of control, we may remain prohibited from repurchasing the Notes. Any failure to repurchase the Notes when required following a change of control will result in an event of default under the indenture. For more information, see "Description of Notes -- Repurchase of Notes upon the Occurrence of a Change of Control."

YOU CANNOT BE SURE THAT A PUBLIC MARKET WILL DEVELOP FOR THE NOTES.

     On June 3, 2002, we issued the Notes to the initial purchasers in a private placement. The Notes are eligible to trade in PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers. However, the Notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the Notes. We do not intend to list the Notes on any national securities exchange or on the Nasdaq National Market.

     A public market may not develop for the Notes. Although the initial purchasers have advised us that they intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you that any market for the Notes will develop or, if one does develop, that it will be maintained. If a public market for the Notes fails to develop or be sustained, the trading price of the Notes could be materially adversely affected.

    In addition, the liquidity and the market price of the Notes may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects of the companies in our industry. The market price of the Notes may also be significantly affected by the market price of our common stock, which could be subject to wide fluctuations in response to a variety of factors, including those described in this "Risk Factors" section. As a result, you cannot be sure that a public market will develop for the Notes.

VOLATILE TRADING PRICES MAY REQUIRE YOU TO HOLD THE NOTES FOR AN INDEFINITE PERIOD OF TIME.

    If a market develops for the Notes, the Notes might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the Notes may be subject to such fluctuations or disruptions, which could have an adverse effect on the price of the Notes. You should be aware that you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.

THE PRICE OF OUR COMMON STOCK CONTINUES TO BE HIGHLY VOLATILE.

    Based on the trading history of our common stock, we believe that the following factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially and are likely to have an effect on the trading price of the Notes:

    -   quarterly fluctuations in our operating and financial results;

    - announcements of new technologies, products and/or pricing by us or our competitors;

    - changes in earnings estimates or buy/sell recommendations by financial analysts;

    -   changes in the ratings of our Notes or other securities;

    -   developments with respect to intellectual property disputes;

    -   the pace of development of our new products and services; and

    -   general conditions in the EDA industry.

    In addition, an actual or anticipated shortfall in revenue, gross margins or results of operations from securities analysts' expectations could have an immediate effect on the trading price of our common stock and the Notes. Technology company stocks in general have experienced extreme price and volume fluctuations that are often unrelated to the operating performance of these companies. Market volatility may adversely affect the market price of our common stock, which could affect the price of the Notes and limit our ability to raise capital or to make acquisitions, which could have an adverse effect on our business.

                                 USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale under this prospectus of the Notes and the common stock issuable upon conversion of the Notes. We will not receive any proceeds from these sales.

     From the private sale of the Notes, we received net proceeds of approximately $167 million after deducting the initial purchasers' discount and commissions and estimated offering expenses paid by us. We used the net proceeds to fund our acquisition of Innoveda, Inc.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed and traded on the Nasdaq National Market under the symbol "MENT." The following table shows, for the periods indicated, the high and low sales prices on the Nasdaq National Market.


                                                                               High      Low
                                                                               ----      ---
YEAR ENDED DECEMBER 31, 2000
     First quarter.......................................................    $ 18.06   $ 11.75
     Second quarter......................................................      20.20     12.06
     Third quarter.......................................................      24.06     17.88
     Fourth quarter......................................................      28.88     17.81

YEAR ENDED DECEMBER 31, 2001
     First quarter.......................................................    $ 33.63   $ 19.94
     Second quarter......................................................      28.94     16.72
     Third quarter.......................................................      18.96     13.11
     Fourth quarter......................................................      25.55     13.24

YEAR ENDED DECEMBER 31, 2002
     First quarter.......................................................    $ 26.85   $ 20.57
     Second quarter......................................................      21.15     12.85
     Third quarter.......................................................      14.45      4.67
     Fourth quarter (through November 25, 2002)..........................      12.30      3.93



     On November 25, 2002 the last sale price of our common stock as reported on the Nasdaq National Market was $12.08 per share. As of September 30, 2002, there were approximately 736 holders of record of our common stock.


     We do not intend to pay cash dividends in the foreseeable future. Our credit agreement also prohibits our payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth our consolidated short-term debt and capitalization as of September 30, 2002. This table should be read in conjunction with our consolidated financial statements and the related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus.


                                                                       AS OF SEPTEMBER 30, 2002
                                                                             (IN THOUSANDS)
Short-term debt:
  Credit agreement                                                            $  10,000
  Other short-term debt                                                           7,086
                                                                              ---------
    Total short-term debt                                                        17,086
                                                                              =========
Long-term debt:
  6 7/8% Convertible Subordinated Notes Due 2007                                172,500
  Notes payable                                                                   4,878
                                                                              ---------
    Total long-term debt                                                        177,378
Stockholders' equity:
  Common stock, no par value, 100,000 authorized; 65,694 issued and
   outstanding(1)                                                               277,422
  Incentive stock, no par value, 1,200 authorized; none issued and
   outstanding                                                                       --
  Deferred compensation                                                          (5,841)
  Retained earnings                                                              31,314
  Accumulated other comprehensive income                                         15,792
                                                                              ---------
    Total stockholders' equity                                                  318,687
                                                                              ---------
Total capitalization                                                            513,151
                                                                              =========


----------

(1) Does not include 18,809,686 shares of common stock reserved for issuance under outstanding options as of September 30, 2002 or shares issuable upon conversion of the Notes.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth our selected statement of operations data, other financial data and balance sheet data. The selected statement of operations data and selected balance sheet data for the fiscal years ended 1997, 1998, 1999, 2000 and 2001 are derived from our audited consolidated financial statements and should be read in conjunction with our most recent Annual Report on Form 10-K, as amended, incorporated by reference in this prospectus. The selected statement of operations data and balance sheet data as of and for the nine months ended September 30, 2001 and September 30, 2002 are derived from our unaudited consolidated financial statements and should be read in conjunction with our most recent Quarterly Report on Form 10-Q incorporated by reference in this Offering Memorandum. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results of the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002.

                                            NINE MONTHS ENDED                                 YEAR ENDED
                                               SEPTEMBER 30,                                  DECEMBER 31,
                                          ----------------------    -------------------------------------------------------------
                                             2002         2001         2001         2000         1999         1998         1997
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues                          $ 416,063    $ 435,036    $ 600,371    $ 589,835    $ 511,134    $ 490,393    $ 454,727
  Expenses:
   Cost of revenues                          87,541       89,488      114,673      118,688      118,054      123,497      159,033
   Research and development                 119,040      101,913      137,799      125,952      116,867      117,001      107,752
   Marketing and selling                    158,458      146,381      198,639      197,733      172,386      168,375      157,157
   General and administration                52,598       48,722       64,954       66,707       62,446       56,126       48,311
   Amortization of intangibles                1,396        6,674        7,520        2,965        2,217        1,511        4,661
   Special charges                           (2,060)       3,512       46,343        2,611       25,821       20,942       18,858
   Merger and acquisition related
    charges                                  28,700           --           --       11,590       12,775        8,500           --
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Operating income (loss)                     (29,610)      38,346       30,443       63,589          568       (5,559)     (41,045)
Other income, net                             2,918        8,472       10,451        8,941        3,294        6,348        8,549
Interest expense                             (4,710)      (1,900)      (2,023)      (2,034)        (993)        (768)        (555)
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes           (31,402)      44,918       38,871       70,496        2,869           21      (33,051)
Provision (benefit) for income taxes          1,572        8,984        7,767       15,509          635          540       (1,744)
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net income (loss)                         $ (32,974)   $  35,934    $  31,104    $  54,987    $   2,234    $    (519)   $ (31,307)
                                          =========    =========    =========    =========    =========    =========    =========
Net income (loss) per share:
  Basic                                   $   (0.50)   $    0.56    $    0.48    $    0.86    $    0.03    $   (0.01)   $   (0.48)
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Diluted                                 $   (0.50)   $    0.53    $    0.46    $    0.81    $    0.03    $   (0.01)   $   (0.48)
Weighted average number of shares
 outstanding:
  Basic                                      65,535       64,387       64,436       64,125       65,629       65,165       64,885
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Diluted                                    65,535       67,810       67,681       67,509       66,324       65,165       64,885
BALANCE SHEET DATA:
  Cash and cash equivalents               $  50,201    $ 139,241    $ 124,029    $ 109,112    $  95,637    $ 118,512    $  84,402
  Working capital                            (7,594)     155,209      149,293      132,695      133,203      148,313      148,191
  Total assets                              773,657      509,695      521,221      530,914      451,386      464,123      402,302

  Long-term liabilities                     197,454        6,225       14,466        7,247        1,221        1,425          617
  Stockholders' equity                      318,687      325,666      326,208      316,537      288,780      295,282      277,537
OTHER FINANCIAL DATA:
  Ratio of earnings to fixed charges(1)          --         7.19         5.24         8.32         1.35         1.00           --

-------------------
(1) For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and equity in joint venture, plus fixed charges. Earnings were insufficient to cover fixed charges by $33,051 and $31,402, for the year ended December 31, 1997 and the nine months ended September 30, 2002, respectively.

                              DESCRIPTION OF NOTES

    We issued the Notes under an indenture, dated June 3, 2002, between us and Wilmington Trust Company as trustee. Initially, Wilmington Trust Company will also act as paying agent, conversion agent and calculation agent for the Notes. The terms of the Notes include those provided in the indenture.

    The following description is only a summary of the material provisions of the Notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Notes.

    When we refer to "Mentor Graphics Corporation," "Mentor Graphics," "we," "our" or "us" in this section, we refer only to Mentor Graphics Corporation, an Oregon corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE NOTES

    The Notes:

    -   are $172,500,000 in aggregate principal amount;

    - bear interest at a per annum rate of 6 7/8%, payable semi-annually on each June 15 and December 15, beginning December 15, 2002;

    - are issued only in denominations of $1,000 principal amount and integral multiples thereof;

    - are unsecured obligations of Mentor Graphics, subordinated in right of payment to all of our existing and future Senior Debt; as indebtedness of Mentor Graphics, the Notes are also effectively subordinated to all indebtedness and liabilities of our subsidiaries;

    - are convertible into our common stock initially at a conversion rate of approximately 42.97 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of $23.27 per share), under the conditions and subject to such adjustments as are described under " -- Conversion Rights";

    - are redeemable at our option in whole or in part beginning on June 20, 2005 upon the terms set forth under "-- Optional Redemption by Us";

    - are subject to repurchase by us upon the occurrence of a change of control of Mentor Graphics, upon the terms set forth below under "-- Repurchase of Notes Upon the Occurrence of a Change of Control"; and

    - are due on June 15, 2007, unless earlier converted, redeemed by us at our option or repurchased by us upon the occurrence of a change of control of Mentor Graphics.

    The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Mentor Graphics, except to the extent described under "-- Repurchase of Notes Upon the Occurrence of a Change of Control" below.

    No sinking fund is provided for the Notes, and the Notes will not be subject to defeasance. The Notes will be issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

    You may present definitive Notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at Wilmington Trust Company, c/o Computershare Investor Services, 80 Pine Street, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global Notes, see "-- Form, Denomination and Registration. No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     You may not sell or otherwise transfer the Notes or the common stock issuable upon conversion of the Notes except in compliance with the provisions set forth below under "Plan of Distribution."

SUBORDINATION

    The Notes will be subordinate in right of payment to all of our existing and future Senior Debt. The indenture does not restrict the amount of Senior Debt or other Indebtedness that we or any of our subsidiaries can incur. As of September 30, 2002, we had $10 million of Senior Debt outstanding. As of September 30, 2002 our subsidiaries had approximately $12 million of outstanding indebtedness.

    The payment of the principal of, interest on or any other amounts due on, the Notes is subordinated in right of payment to the prior payment in full of all of our existing and future Senior Debt. No payment on account of principal of, interest on or any other amounts due on the Notes, including, without limitation, any payments in connection with a redemption of the Notes or a repurchase of the Notes following a change of control may be made if:

    - a default in the payment of Designated Senior Debt occurs and is continuing beyond any applicable period of grace (called a "Payment Default"); or

    - a default other than a payment default on any Designated Senior Debt occurs and is continuing that permits the holders of, or the trustee or agent on behalf of the holders of, Designated Senior Debt to accelerate maturity, and the trustee receives a notice of such default (called a "Payment Blockage Notice") from us or any other person permitted to give such notice under the indenture (called a "Non-Payment Default").

    We may resume payments and distributions on the Notes:

    - in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist; and

    - in the case of a Non-Payment Default, upon the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 180 days from the date notice is received, if the maturity of the Designated Senior Debt has not been accelerated.

    Notwithstanding the foregoing, only one Payment Blockage Notice with respect to the same event of default or any other events of default existing or continuing (even if unknown to the person giving notice) at the time of notice on the same issue of Designated Senior Debt may be given during any period of 360 consecutive days unless the event of default or other events of default have been cured or waived for a period of not less than 90 consecutive days. No new Payment Blockage Period may be commenced by the holders of Designated Senior Debt during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Notice, and any other event of default existing or continuing at the time of such notice, have been cured or waived.

    Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the Notes because of any event of default, all Senior Debt must be paid in full in cash before the holders of the Notes are entitled to any payments whatsoever.

    As a result of these subordination provisions, in the event of our insolvency, holders of the Notes may recover ratably less than the holders of our Senior Debt and our general creditors.

    If the trustee or any holder of Notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the Notes before all Senior Debt is paid in full in cash, then the payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt, and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt.

    The Notes are our exclusive obligations. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the Notes, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

    Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) is effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

    The indenture does not limit the amount of additional indebtedness, including Senior Debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

    "Credit Agreement" means the Credit Agreement dated as of January 10, 2001 among us, Bank of America, N.A., The Bank of Nova Scotia, Fleet National Bank, N.A., and the other financial institutions from time to time parties thereto, as amended from time to time, and all refundings, refinancings and replacements of the Credit Agreement.

    "Designated Senior Debt" means any Indebtedness from time to time outstanding under the Credit Agreement and any particular Senior Debt that we have designated "Designated Senior Debt" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the Senior Debt to exercise rights of Designated Senior Debt).

    "Indebtedness" means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, Notes, the Notes or similar instruments or letters of credit, bank guarantees or bankers' acceptances, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property, including pursuant to capital leases and sale-and-leaseback transactions, or representing our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet, or under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, or representing any hedging obligations under an Exchange Rate Contract or an Interest Rate Agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an Exchange Rate Contract or an Interest Rate Agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of items which would be included within this definition. The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any Indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

    "Senior Debt" with respect to us means Indebtedness (including any monetary obligation in respect of the Credit Agreement, and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law) of ours arising under the Credit Agreement or any other Indebtedness of ours, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us.

    Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business; (b) our Indebtedness to any of our subsidiaries; or
(c) our Indebtedness that expressly provides that it shall not be senior in right of payment to the Notes or expressly provides that it is on the same basis as or junior to the Notes.

    "Exchange Rate Contract" means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An Exchange Rate Contract may also include an Interest Rate Agreement.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applied on a consistent basis.

    "Guarantee" means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      "Interest Rate Agreement" means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

INTEREST

      The Notes bear interest at a rate of 6 7/8% per annum from June 3, 2002. We will pay interest semi-annually on June 15 and December 15 of each year beginning December 15, 2002, to the holders of record at the close of business on the preceding June 1 or December 1, respectively. There are two exceptions to the preceding sentence:

      - In general, we will not pay accrued interest on any Notes that are converted into our common stock. See "-- Conversion Rights." If a holder of Notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those Notes, notwithstanding the conversion of those Notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders Notes for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts Notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem Notes on a date that is after a record date and a holder of Notes selected for redemption chooses to convert those Notes, the holder will not be required to pay us, at the time that holder surrenders those Notes for conversion, the amount of interest it will receive on the interest payment date.

      - We will pay interest to a person other than the holder of record on the record date if we elect to redeem the Notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the Notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those Notes.

      Except as provided below, we will pay interest on:

      -     global Notes to DTC in immediately available funds;

      - any definitive Notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those Notes; and

      - any definitive Notes having an aggregate principal amount of more than $5,000,000 by check mailed to the holders of those Notes or wire transfer in immediately available funds if requested by the holders of those Notes.

      At maturity we will pay interest on the definitive Notes at our office or agency in New York City which initially will be the principal corporate trust office of the trustee presently located at Wilmington Trust Company, c/o Computershare Investor Services, 80 Pine Street, New York, New York 10005.

      We will pay principal on:

      -     global Notes to DTC in immediately available funds; and

      - any definitive Notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

      Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

CONVERSION RIGHTS

General

      You may convert any outstanding Notes as described below into our common stock, initially at a conversion rate of approximately 42.97 shares per $1,000 principal amount of the Notes (equal to an initial conversion price of $23.27 per share). The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the Notes. Instead, we will pay the cash value of such fractional shares based upon the closing price of our common stock on the business day immediately preceding the conversion date. You may convert Notes only in denominations of $1,000 principal amount and integral multiples thereof.

      If you have exercised your right to require us to repurchase your Notes as described under "-- Repurchase of Notes Upon the Occurrence of a Change of Control," you may convert your Notes into our common stock only if you withdraw your change of control repurchase notice and convert your Notes prior to the close of business on the business day immediately preceding the applicable repurchase date.

Conversion Procedures

      By delivering to the holder the number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the Notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest or accrued and unpaid liquidated damages, if any.

      If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued on those Notes, notwithstanding the conversion of Notes prior to the interest payment date, assuming you were the holder of record on the corresponding record date. However, at the time you surrender any Notes for conversion, you must pay us an amount equal to the interest that has accrued and that will be paid on the Notes being converted on the interest payment date. The preceding sentence does not apply to Notes that are converted after being called by us for redemption after a record date for an interest payment date but prior to the corresponding interest payment date. If in such case prior to the redemption date you choose to convert your Notes, you will not be required to pay us at the time you surrender your Notes for conversion the amount of interest on the Notes you would receive on the date that has been fixed for redemption.

      You will not be required to pay any transfer taxes or duties directly relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

      To convert an interest in a global Note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive Note, you must:

      - complete the conversion notice on the back of the Note (or a facsimile thereof);

      - deliver the completed conversion notice and the Note to be converted to the specified office of the conversion agent; and

      - pay all taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The Notes will be deemed to have been converted on the conversion date. A certificate for the number of shares of common stock into which the Notes are converted (and cash in lieu of any fractional shares) will be delivered to you as soon as practicable on or after the conversion date.

Conversion Price Adjustments

      We will adjust the conversion price if any of the following events occur:

      (1) we issue common stock as a dividend or distribution on our common stock;

      (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share less than the then current market price per share;

      (3)   we subdivide or combine our common stock;

      (4) we distribute to all holders of our common stock, capital stock, evidences of indebtedness or assets, including securities but excluding:

            -     rights or warrants listed in (2) above;

            -     dividends or distributions listed in (1) above; and

            -     cash distributions listed in (5) below;

      (5) we make a cash dividend or distribution, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock within the preceding 12 months in respect of which we made no adjustment, exceeds 10% of our market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;

      (6) we or one of our subsidiaries make a payment in respect of a tender offer for our common stock that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer, in each case for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of such tender offer; or

      (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

            - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

            - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

            However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

      To the extent that we have a rights plan in effect upon conversion of the Notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

      In the event of:

      -     any reclassification of our common stock;

      - a consolidation, merger, binding share exchange or combination involving us; or

      - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Notes into our common stock immediately prior to any of these events.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Material United States Federal Tax Considerations -- Consequences to U.S. Holders -- Conversion of the Notes."

      To the extent permitted by law, we may, from time to time, decrease the conversion price for a period of at least 20 days if our board of directors has made a determination that this decrease would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any decrease in the conversion price. In addition, we may decrease the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

      We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

OPTIONAL REDEMPTION BY US

      Prior to June 20, 2005, the Notes will not be redeemable at our option. Beginning on June 20, 2005, we may redeem the Notes for cash at any time as a whole, or from time to time in part, at the following redemption prices expressed as a percentage of principal amount:

                                                                                                                   REDEMPTION
    PERIOD                                                                                                            PRICE
    ------                                                                                                        ---------
    Beginning on June 20, 2005 and ending on June 14, 2006....................................................      102.750%
    Beginning on June 15, 2006 and ending on June 14, 2007....................................................      101.375%

and 100% at June 15, 2007. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days but not more than 60 days notice of redemption by mail to holders of Notes. Notes or portions of Notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

      If we do not redeem all of the Notes, the trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any Notes are to be redeemed in part only we will issue a new Note or Notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your Notes is selected for partial redemption and you convert a portion of your Notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE OF NOTES UPON THE OCCURRENCE OF A CHANGE OF CONTROL

      A holder may require us to purchase any outstanding Notes for which the holder has properly delivered and not withdrawn a written notice only upon the occurrence of a change of control.

      If a change of control, as described below, occurs, you will have the right (subject to certain exceptions set forth below) to require us to repurchase all of your Notes not previously called for redemption, or any portion of those Notes that is equal to $1,000 in principal amount or integral multiples thereof, at a purchase price equal to the issue price of all Notes you require us to repurchase plus accrued and unpaid interest and accrued and unpaid liquidated damages, if any, on those Notes to the repurchase date. We will pay the repurchase price in cash. Notwithstanding the foregoing, we may be required to offer to repurchase our Senior Debt prior to the Notes, upon a change of control, if similar change of control offers are or will be required by our Senior Debt.

      Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control and of your resulting repurchase right. The repurchase date will be a date set by us that is no earlier than 25 days and no later than 35 days after the date on which we give notice of a change of control. To exercise the repurchase right, you must deliver prior to the close of business on the business day that is five business days prior to the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the Notes with respect to which your right is being exercised. You may withdraw this notice by delivering to the paying agent a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

      A "change of control" will be deemed to have occurred at such time after the original issuance of the Notes when any of the following has occurred:

      - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

      - the first day on which a majority of the members of the board of directors of Mentor Graphics are not continuing directors; or

      - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

            - any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; and

            - any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation.

      However, a change of control will not be deemed to have occurred if:

      - the last sale price of our common stock for any five trading days during the 10 trading days immediately before the change of control is equal to at least 105% of the conversion price; or

      - all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change of control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the Notes become convertible solely into that common stock.

      Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Notes. We will comply with this rule and file a Schedule TO (or any similar schedule) to the extent applicable at that time.

      The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your Notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

      If the paying agent holds money sufficient to pay the purchase price of the Notes which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those Notes will cease to be outstanding and liquidated damages, if any, on those Notes will cease to accrue, whether or not the Notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Notes.

      The foregoing provisions would not necessarily protect holders of the Notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the Notes but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

      Our ability to repurchase Notes upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the Notes may be limited by restrictions on the ability of Mentor Graphics to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements or Senior Debt. In addition, the occurrence of a change of control could cause an event of default under, or be prohibited or limited by the terms of, our Senior Debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the Notes that might be delivered by holders of Notes seeking to exercise the repurchase right.

      The change of control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

      -     to accumulate shares of our common stock;

      - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

      -     by management to adopt a series of anti-takeover provisions.

      Instead, the change of control purchase feature is a standard term contained in securities similar to the Notes.

MERGER AND SALES OF ASSETS

      The indenture provides that Mentor Graphics may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

      - the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

      - such person assumes all obligations of Mentor Graphics under the Notes and the indenture; and

      - Mentor Graphics or such successor is not then or immediately thereafter in default under the indenture.

      The occurrence of certain of the foregoing transactions could constitute a change of control.

      This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

      Each of the following constitutes an event of default under the indenture:

      - default in our obligation to repurchase Notes upon the occurrence of a change of control;

      - default in our obligation to redeem Notes after we have exercised our redemption option;

      - default in our obligation to pay any accrued interest when due and payable, and continuance of such default for a period of 30 days;

      - default in our obligation to pay any liquidated damages when due and payable, and continuance of such default for a period of 30 days;

      - our failure to perform or observe any other term, covenant or agreement contained in the Notes or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

      - a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Mentor Graphics or our designated subsidiaries in an aggregate amount of $20 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the Notes then outstanding; and

      - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary.

      A "designated subsidiary" shall mean any existing or future, direct or indirect, subsidiary of Mentor Graphics whose assets constitute 15% or more of the total assets of Mentor Graphics on a consolidated basis.

      The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first four bullets above.

      If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the Notes plus accrued interest and accrued and unpaid liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under "Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare the Notes due and payable at their issue price plus accrued interest and accrued and unpaid liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding upon the conditions provided in the indenture.

      The indenture provides that the holders of a majority in aggregate principal amount of the Notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee and that the trustee shall not be liable for any action taken or omitted to be taken by it in good faith upon such request.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

Changes Requiring Approval of Each Affected Holder

      The indenture (including the terms and conditions of the Notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Note affected by such change to:

      - change the maturity of any Note or the payment date of any installment of interest or liquidated damages payable on any Notes;

      - reduce the principal amount of, or any liquidated damages, redemption price or change of control purchase price on, any Note;

      -     reduce the interest rate on the Notes;

      - impair or adversely affect the conversion rights of any holder of Notes;

      - change the currency of payment of the Notes or interest or liquidated damages thereon;

      - alter the manner of calculation or rate of accrual of liquidated damages on any Note or extend the time for payment of any such amount;

      - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Note;

      - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders upon the occurrence of a change of control;

      - modify the redemption provisions of the indenture in a manner adverse to the holders of Notes;

      - reduce the percentage in aggregate principal amount of Notes outstanding necessary to modify or amend the indenture or to waive any past default; or

      - reduce the percentage in aggregate principal amount of Notes outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

      The indenture (including the terms and conditions of the Notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding.

Changes Requiring No Approval

      The indenture (including the terms and conditions of the Notes) may be modified or amended by us and the trustee, without the consent of the holder of any Note, for the purposes of, among other things:

      -     adding to our covenants for the benefit of the holders of Notes;

      -     surrendering any right or power conferred upon us;

      - providing for conversion rights of holders of Notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

      - providing for the assumption of our obligations to the holders of Notes in the case of a merger, consolidation, conveyance, transfer or lease;

      - decreasing the conversion price, provided that the decrease will not adversely affect the interests of the holders of Notes;

      - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

      - evidencing and providing for the acceptance of appointment under the indenture of a successor trustee;

      - making any changes or modifications necessary in connection with the registration of the Notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Notes in any material respect;

      - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Notes in any material respect; or

      - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes in any material respect.

FORM, DENOMINATION AND REGISTRATION

      Denomination and Registration. The Notes will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples thereof.

      Global Notes. Book-Entry Form. Notes will be evidenced by one or more global Notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

      Record ownership of the global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global Notes, Cede & Co. for all purposes will be considered the sole holder of the global Notes. Except as provided below, owners of beneficial interests in the global Notes:

      -     will not be entitled to have certificates registered in their names;

      - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

      -     will not be considered holders of the global Notes.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal, interest and liquidated damages, if any, on the global Notes to Cede & Co., the nominee of DTC, as the registered owner of the global Notes. None of Mentor Graphics, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global Notes to owners of beneficial interests in the global Notes.

      It is DTC's current practice, upon receipt of any payment of principal, interest and liquidated damages, if any, on the global Notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the Notes represented by the global Notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Notes represented by the global Notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

      If you would like to convert your Notes into common stock pursuant to the terms of the Notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Notes represented by global Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither Mentor Graphics nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including, without limitation, the presentation of Notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Notes are credited and only for the principal amount of the Notes for which directions have been given.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Notes to be issued in definitive form in exchange for the global Notes. None of Mentor Graphics, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

GOVERNING LAW

      The indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

      Wilmington Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF NOTES

      We or our agents will be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determination of the market price of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of Notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 1,200,000 shares of incentive stock, no par value per share. As of November 1, 2002, approximately 66,577,995 shares of common stock were issued and outstanding. As of September 30, 2002, there were no shares of incentive stock issued and outstanding.

COMMON STOCK

      The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders, including the election of directors. Shareholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

      The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in our discretion, from funds legally available therefore and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of our current credit agreement restrict our ability to declare or pay dividends on our common stock. Upon liquidation or dissolution of our company subject to prior liquidation rights of the holders of incentive stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares of common stock issued upon conversion of the Notes being offered in this Offering Memorandum will be, fully paid and non-assessable by us.

INCENTIVE STOCK

      The board of directors has the authority, without action by the shareholders, to designate and issue the incentive stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of incentive stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such incentive stock. However, the effects might include, among other things, restricting dividends on the common stock and impairing the liquidation rights of the common stock.

SHAREHOLDER RIGHTS PLAN

      On February 10, 1999, the board of directors adopted a Shareholder Rights Plan and declared a dividend distribution of one incentive share purchase right (a "Right") for each outstanding share of common stock, payable to holders of record on March 5, 1999 and any shares that become outstanding before the earlier of the triggering or expiration of the Rights. Under certain conditions, each Right may be exercised to purchase 1/100 of a share of Series A Junior Participating Incentive Stock at a purchase price of $95, subject to adjustment. The Rights are not presently exercisable and will only become exercisable if a person or group other than exempted parties acquires or commences a tender or exchange offer to acquire 15% of the common stock. If a person or group acquires 15% of the common stock, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock (or, in certain circumstances, our other assets) having a value equal to two times the exercise price of the Right or each Right will be adjusted to entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on February 10, 2009, may be redeemed by us for $0.01 per Right, are terminated upon the consummation of a merger or acquisition transaction approved by the board of directors in advance of the Rights becoming exercisable and exercisable Rights may be exchanged for common stock at the option of the board of directors. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on our earnings.

TRANSFER AGENT

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust, and its telephone number is (877) 777-0800.

                             SELLING SECURITYHOLDERS

      On June 3, 2002, we issued all of the Notes to Banc of America Securities LLC, Fleet Securities, Inc., Scotia Capital (USA) Inc., Needham & Company, Inc., Adams, Harkness & Hill, Inc., Wells Fargo Securities, LLC and D.A. Davidson & Co. (each an "initial purchaser" and together, the "initial purchasers"). These initial purchasers then resold the Notes to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. Based on representations made to us by the selling securityholders, we believe that the selling securityholders purchased the Notes in the ordinary course of business and that at the time of the purchase of the Notes, such selling securityholders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the Notes were issued as "restricted securities" under the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the Notes and shares of common stock issuable upon conversion of the Notes.


      The following table sets forth information, as of November 27, 2002, with respect to the selling securityholders and the principal amounts of Notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the Notes or the common stock issuable upon conversion of the Notes. Because the selling securityholders may offer all or some portion of the Notes or the common stock, we cannot estimate the amount of the Notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act. The percentage of Notes outstanding beneficially owned by each selling securityholder is based on $172,500,000 aggregate principal amount of Notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the Notes. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 66,577,995 shares of common stock outstanding on November 1, 2002. The number of shares of common stock issuable upon conversion of the Notes offered hereby is based on a conversion price of $23.27 per share and a cash payment in lieu of any fractional share.


                                                    PRINCIPAL
                                                    AMOUNT OF
                                                     NOTES                       SHARES OF
                                                  BENEFICIALLY   PERCENTAGE     COMMON STOCK       PERCENTAGE OF
                                                   OWNED AND      OF NOTES      OWNED PRIOR        COMMON STOCK    CONVERSION SHARES
NAME                                             OFFERED HEREBY  OUTSTANDING  TO THE OFFERING(1)  OUTSTANDING(2)   OFFERED HEREBY(3)
----                                             --------------  -----------  ------------------  --------------   -----------------
Ace Tempest Reinsurance Ltd.(5) ................     420,000          *           18,048              *                  18,048
Akela Capital Master Fund,
Ltd.............................................   2,000,000       1.16%          85,947              *                  85,947
Amaranth L.L.C.(12) ............................   8,500,000       4.93%         365,277              *                 365,277
American Samoa Government.......................      15,000          *              644              *                     644
Argent Classic Convertible Arbitrage Fund          1,900,000       1.10%          81,650              *                  81,650
(Bermuda) Ltd(10) ..............................
Argent Classic Convertible Arbitrage Fund          1,100,000          *           47,271              *                  47,271
L.P.(11)........................................
Argent LowLev Convertible Arbitrage Fund             200,000          *            8,594              *                   8,594
L.L.C.(11)......................................
Argent LowLev Convertible Arbitrage Fund Ltd.(10)  2,100,000       1.22%          90,244              *                  90,244

                                                    PRINCIPAL
                                                    AMOUNT OF
                                                     NOTES                       SHARES OF
                                                  BENEFICIALLY   PERCENTAGE     COMMON STOCK       PERCENTAGE OF
                                                   OWNED AND      OF NOTES      OWNED PRIOR        COMMON STOCK    CONVERSION SHARES
NAME                                             OFFERED HEREBY  OUTSTANDING  TO THE OFFERING(1)  OUTSTANDING(2)   OFFERED HEREBY(3)
----                                             --------------  -----------  ------------------  --------------   -----------------
Banc of America Securities, LLC(17)...........       405,000          *           17,404              *                  17,404
BGI Global Investors c/o Forest Investment
Mngt. L.L.C...................................       110,000          *            4,727                                  4,727
Boilermaker-Blacksmith Pension Trust(8).......       710,000          *           30,511              *                  30,511
BTPO Growth Vs. Value(6)......................     4,000,000          *          171,895              *                 171,895
Clinton Convertible Managed Trading
Account, Ltd. ................................       703,000          *%          30,210              *                  30,210
Clinton Multistrategy Master Fund, Ltd........     6,020,000       3.49%         258,702              *                 258,702
Clinton Riverside Convertible Portfolio
Ltd...........................................     6,677,000       3.87%         286,935              *                 286,935
Delta Air Lines Master Trust - High
Income(5).....................................       320,000          *           13,751              *                  13,751
Dorinco Reinsurance Company(8)................       395,000          *           16,974              *                  16,974
Fidelity Financial Trust: Fidelity
Convertible  Securities Fund..................     1,940,000       1.12%          83,369              *                  83,369
Forest Fulcrum Fund L.L.P. ...................       322,000          *           13,837              *                  13,837
Forest Global Convertible Fund Series A-5.....     1,524,000          *           65,492              *                  65,492
Forest Multi-Strategy Master Fund S.P.C. .....        82,000          *            3,523              *                   3,523
Highbridge International LLC(16)..............    23,500,000      13.62%       1,009,883           1.49%              1,009,883
KBC Financial Products USA Ltd................     2,000,000       1.16%          85,947              *                  85,947
Lord Abbett Bond Debenture Fund, Inc(9).......     5,000,000       2.90%         214,868                                214,868
Lyxor Master Fund c/o Forest
Investment Mngt. L.L.C.  .....................       423,000          *           18,177              *                  18,177
Lyxor Master Fund Ref:                                                *           17,189              *                  17,189
Argent/LowLev CB (c/o Argent) (11) ...........       400,000
Man Convertible Bond Master Fund, Ltd(7)......     2,581,000       1.50%         110,915              *                 110,915
Met Investors Bond Debenture Fund(9)..........       500,000          *           21,486              *                  21,486
Microsoft Corporation - High
Income(5).....................................     1,490,000          *           64,030              *                  64,030
National Fuel and Gas Retirement Plan.........       100,000          *            4,297              *                   4,297
OCM High Income Convertible Limited
Partnership(5)................................       945,000          *           40,610              *                  40,610
Oxford, Lord Abbett and Co(9).................     1,000,000          *           42,973              *                  42,973
Pioneer High Yield Fund.......................    27,300,000      15.83%       1,173,184           1.73%              1,173,184
Pioneer High Yield VCT Portfolio..............       200,000          *           8,594               *                   8,594
Pioneer Obligacji Dolarowych
Plus Fundusz Inwestycyjny
Otwarty.......................................     1,000,000          *           42,973              *                  42,973
RBC Alternative Assets L.P. c/o c/o Forest
Investment Mngt. L.L.C. ......................        85,000          *            3,652              *                   3,652
Relay 11 Holdings c/o Forest Investment Mngt.
L.L.C.........................................       113,000          *            4,856              *                   4,856
RenaissanceRe Holdings Ltd(5).................       675,000          *           29,007              *                  29,007
Robertson Stephens, Inc.......................     5,000,000       2.90%         214,868              *                 214,868
San Diego County Employees Retirement
Association...................................     1,225,000          *           52,642              *                  52,642
San Diego County Employees Retirement
Association - High Income(5)..................       230,000          *            9,883              *                   9,883
Sphinx Convertible Arbitrage c/o c/o Forest
Investment Mngt. L.L.C........................        50,000          *            2,148              *                   2,148

                                                    PRINCIPAL
                                                    AMOUNT OF
                                                     NOTES                        SHARES OF
                                                  BENEFICIALLY   PERCENTAGE     COMMON STOCK       PERCENTAGE OF
                                                   OWNED AND      OF NOTES      OWNED PRIOR        COMMON STOCK    CONVERSION SHARES
NAME                                             OFFERED HEREBY  OUTSTANDING  TO THE OFFERING(1)  OUTSTANDING(2)   OFFERED HEREBY(3)
----                                             --------------  -----------  ------------------  --------------   -----------------
St. Thomas Trading, Ltd.(7)...................     4,119,000       2.39%         177,009              *                 177,009
Sunrise Partners Limited Partnership(13)......     1,500,000          *           64,460              *                  64,460
TQA Master Fund, Ltd.(14).....................       500,000          *           21,486              *                  21,486
TQA Master Plus Fund, Ltd.(14)................       500,000          *           21,486              *                  21,486
Tripar Partnership - HI(5)....................       420,000          *           18,048              *                  18,048
UBS O'Conner LLC F/B/O O'Conner Global
Convertible Arbitrage Master Ltd..............     2,000,000       1.16%          85,947              *                  85,947
UBS O'Connor LLC F/B/O O'Connor Global
Convertible Portfolio.........................       500,000          *           21,486              *                  21,486
Victus Capital................................     3,500,000       2.03%         150,408              *                 150,408
WPG Convertible Arbitrage Overseas Master Fund
L.P.(15)......................................     1,200,000          *           51,568              *                  51,568
Zurich Institutional Benchmark Master Fund
Ltd. (c/o Argent)(11).........................       300,000          *           12,892              *                  12,892
Zurich Master Hedge Fund c/o Forest Investment
Mngt. L.L.C. .................................       181,000          *            7,778              *                   7,778
Any other holder of Notes(4)..................    46,121,000      26.74%       1,981,993           2.89%              1,981,993
                                                ------------      ------       ---------          ------              ---------
Total                                           $172,500,000      100.0%       7,412,978          10.02%              7,412,978


----------------
* Less than one percent of the Notes or common stock outstanding, as applicable

(1) Includes shares of common stock issuable upon conversion of the Notes, assuming a conversion price of $23.27 and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under "Description of Notes -- Conversion Rights."

(2) Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 66,577,995 shares of common stock outstanding on November 1, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's Notes. However, we did not assume the conversion of any other holder's Notes.

(3) Consists of shares of common stock issuable upon conversion of the Notes, assuming a conversion price of $23.27 per share and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under "Description of Notes -- Conversion Rights."

(4) We will identify additional selling securityholders by post-effective amendment before they offer or sell their securities.

(5) Larry W. Keele, a principal of Oaktree Capital Management, LLC, has the power to direct the voting and disposition of the securities held by Ace Tempest Reinsurance Ltd., Delta Air Lines Master Trust - High Income, Microsoft Corporation - High Income, OCM High Income Convertible Limited Partnership, RenaissanceRe Holdings Ltd., San Diego County Employees Retirement Association - High Income, and Tripar Partnership - HI.

(6) The Deutsche Bank Group, a publicly held entity, is the parent of BTPO Growth Vs. Value.

(7) J.T. Hansen, the managing partner at Marin Capital Partners L.P., has the power to direct the voting and disposition of the securities held by St. Thomas Trading, Ltd. and Man Convertible Bond Master Fund, Ltd.

(8) Nick Calamos, the Chief Investment Officer of Calamos Asset Management, Inc., has the power to direct the voting and disposition of the securities held by Boilermaker-Blacksmith Pension Trust and Dorinco Reinsurance Company.

(9) Christopher Towle, portfolio manager of Lord, Abbett & Co., has the power to direct the voting and disposition of the securities held by Lord Abbett Bond Debenture Fund, Inc., Met Investors Bond Debenture Fund, and Oxford, Lord Abbett and Co.

(10) Henry J. Cox, a director at Argent Financial Group (Bermuda) Ltd., has the power to direct the voting and disposition of the securities held by Argent LowLev Convertible Arbitrage Fund Ltd. and Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.

(11) Norman L. Ziegler, Chief Financial Officer of Argent Financial Group, has the power to direct the voting and disposition of the securities held by Argent Classic Convertible Arbitrage Fund L.P., Argent LowLev Convertible Convertible Arbitrage Fund LLC, Lyxor Master Fund Ref: Argent/LowLev CB (c/o Argent), and Zurich Institutional Benchmark Master Fund Ltd. (c/o Argent).

(12) Nicholas Maounis, of Amaranth Advisors L.L.C., has the power to direct the voting and disposition of the securities held by Amaranth L.L.C.

(13) S. Donald Sussman, of Dawn General Limited Partnership, has the power to direct the voting and disposition of the securities held by Sunrise Partners Limited Partnership.

(14) Robert Butman, the Chief Executive Officer of TQA Investors, LLC, has the power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd. and TQA Master Plus Fund, Ltd.

(15) Sheri Kaplan, portfolio manager of Weiss, Peck & Greer, has the power to direct the voting and disposition of the securities held by WPG Convertible Arbitrage Overseas Master Fund L.P.

(16) Henry Swieca and Glenn Dubin, majority shareholders of Highbridge Capital Management, have the power to direct the voting and disposition of the securities held by Highbridge International LLC.

(17) Bank of America Corporation, a publicly held entity, is the parent of Banc of America Securities, LLC.


      To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Staff of the Securities and Exchange Commission, "underwriters" within the meaning of the Securities Act. With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their Notes in the ordinary course of business and at the time of the purchase of their Notes such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute those Notes.



      To the extent that we determine that such entities did not acquire their Notes in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.


      Information concerning other selling securityholders will be set forth in post-effective amendments from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in post-effective amendments or supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the Notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

            The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the Notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

            The common stock may be sold in one or more transactions at:

                  -     fixed prices;

                  -     prevailing market prices at the time of sale;

                  -     prices related to the prevailing market prices;

                  -     varying prices determined at the time of sale; or

                  -     negotiated prices.

            These sales may be effected in transactions:

                  - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

                  -     in the over-the-counter market;

                  - otherwise than on such exchanges or services or in the over-the-counter market;

                  - through the writing of options, whether the options are listed on an options exchange or otherwise; or

                  -     through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

            In connection with the sale of the Notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the Notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the Notes or the underlying common stock to broker-dealers that in turn may sell these securities.

            The aggregate proceeds to the selling securityholders from the sale of the Notes or the underlying common stock offered by them hereby will be the purchase price of the Notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

            Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the Notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the Notes.

            In order to comply with the securities laws of some states, if applicable, the Notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.



            Profits
on the sale of the Notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.


            The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

            To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

            A selling securityholder may decide not to sell any Notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the Notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the Notes and the underlying common stock by other means not described in this prospectus.

            With respect to a particular offering of the Notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

                  - the specific Notes or common stock to be offered and sold;

                  -     the names of the selling securityholders;

                  - the respective purchase prices and public offering prices and other material terms of the offering;

                  - the names of any participating agents, broker-dealers or underwriters; and

                  - any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

            We entered into the registration rights agreement for the benefit of holders of the Notes to register their Notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Mentor Graphics will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the Notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

                MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

            The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes and common stock into which the Notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

            This summary is limited to holders who hold the Notes and the common stock into which such Notes are convertible as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

            -     banks, insurance companies, or other financial institutions;

            -     holders subject to the alternative minimum tax;

            -     tax-exempt organizations;

            -     dealers in securities or currencies;

            - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

            - foreign persons or entities (except to the extent specifically set forth below);

            - persons that own, or are deemed to own, more than 5% of our Company;

            -     certain former citizens or long-term residents of the United
                  States;

            -     U.S. holders whose functional currency is not the U.S. dollar;

            - persons that will hold Notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction for tax purposes; or

            - persons deemed to sell Notes or common stock under the constructive sale provisions of the Code.

            In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships which hold Notes or common stock should consult their tax advisors.

THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CONSEQUENCES TO U.S. HOLDERS

            The following is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. holder of the Notes. Certain consequences to "non-U.S. holders" of the Notes are described under "Consequences to Non-U.S. Holders" below. "U.S. holder" means a beneficial owner of a Note that is:

            -     an individual citizen or resident of the United States;

            - a corporation or other entity taxable as a corporation for United States federal income tax purposes, or partnership, or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

            - an estate, the income of which is subject to United States federal income taxation regardless its source; or

            - a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

      Interest

            You must include interest paid on the Notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

      Market Discount

            If you acquire a Note at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the Notes, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

            Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, retirement or other disposition of a Note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a Note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a Note with market discount in certain otherwise nontaxable transactions, you must include accrued market discount as ordinary income as if you had sold the Note at its then fair market value.

            In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

            With respect to Notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the Notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. Your tax basis in a Note will be increased by the amount of market discount included in your income under the election.

      Amortizable Bond Premium

            If you purchase a Note for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the Note with "amortizable bond premium" equal in amount to the excess. Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the Note during the taxable year, using a constant yield method, over the remaining term of the Note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the Note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the Note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

      Sale, Exchange or Redemption of the Notes

            Upon the sale, exchange (other than a conversion or other tax-free exchange) or redemption of a Note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and
(ii) your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal the amount you paid for the Note and will be subsequently increased by market discount previously included in income in respect of the Note and will be reduced by any amortizable bond premium in respect of the Note which has been taken into account.

            Any gain or loss recognized on a disposition of the Note will be capital gain or loss except as described under "Market Discount" above. If you are an individual and have held the Note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

      Conversion of the Notes

            You generally will not recognize any income, gain or loss upon conversion of a Note into common stock except with respect to cash received in lieu of a fractional share of common stock. Your aggregate tax basis in the common stock received on conversion of a Note will be the same as your aggregate tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the Note converted. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

            You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under "Sale, Exchange, or Redemption of the Notes," above. The fair market value of shares of common stock received which are attributable to accrued interest will be taxable as ordinary interest income except to the extent the accrued interest has been previously included as ordinary income.

            As a holder of convertible debt instruments such as the Notes, you may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest in our company will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under "Dividends" below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

      Dividends

            Distributions, if any, made on our common stock you receive upon conversion of a Note generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Subject to certain restrictions, if you are a corporate U.S. holder, dividends received by you will be eligible for a dividends received deduction.

      Sale, Exchange or Redemption of Common Stock

            Upon the sale, exchange or redemption of our common stock you generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United

States federal income tax. Your basis and holding period in common stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes." Your ability to deduct capital losses may be limited.

      Backup Withholding and Information Reporting

            We are required to furnish to the record holders of the Notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the Notes and dividends paid on the common stock.

            You may be subject to backup withholding with respect to interest paid on the Notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the Notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number ("TIN"), which, for an individual is ordinarily his or her social security number; (ii) furnish an incorrect TIN;
(iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. U.S. holders will be entitled to credit any amounts withheld under the backup withholding rules against your actual tax liabilities provided the required information is furnished to the IRS.

CONSEQUENCES TO NON-U.S. HOLDERS

            The following is a summary of certain material United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the Notes. For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of Notes that is not a U.S. holder:

            In general, subject to the discussion below concerning backup withholding:

      Interest

            Payments of interest on the Notes by us or any paying agent to you, as a beneficial owner of a Note, will not be subject to 30% United States federal withholding tax, provided that:

            - you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

            - you are not a "controlled foreign corporation" with respect to which we are, directly or indirectly, a "related person;"

            - you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

            - you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or you hold your Notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable Treasury Regulations.

            Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

         If you cannot satisfy the requirements described above, payments of interest to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If you are engaged in a trade or business in the United States and interest on a Note is effectively connected with your conduct of that trade or business, you will be subject to United

States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

      Sale, Exchange or Redemption of the Notes or Common Stock

            Any gain realized by you on the sale, exchange, redemption or other disposition of a Note or a share of common stock generally will not be subject to United States federal income tax unless:

            - the gain is effectively connected with your conduct of a trade or business in the United States;

            - you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

            - in the case of common stock, we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

            If your gain is effectively connected with your conduct of a United States trade or business, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the Notes.

            We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, less than five percent of our common stock, provided that our common stock was regularly traded on an established securities market.

      Conversion of the Notes

            You generally will not recognize any income, gain or loss on the conversion of a Note into common stock. To the extent you receive cash in lieu of a fractional share of common stock upon conversion of a Note, you generally would be subject to the rules described under "-- Sale, Exchange or Redemption of the Notes or Common Stock" above.

      Dividends

            In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make adjustments, to the conversion price of the Notes, see "-- Consequences to U.S. Holders-Dividends" above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax at on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). If you are a corporation, any such effectively connected dividends received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

            In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

      United States Federal Estate Tax

            A Note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for United States federal estate tax purposes, unless an applicable United States estate tax treaty provides otherwise.

            Prospective non-U.S. holders who are individuals should be aware that there have been recent amendments to the United States federal estate tax rules, and such persons should consult with their tax advisors before considering an investment in the Notes.

      Backup Withholding and Information Reporting

            If you are a non-U.S. holder, you may have to comply with specific certification procedures to establish that you are not a United States person in order to avoid backup withholding with respect to payments of principal and interest on the Notes and dividends on the common stock. Even if certification is provided, we may still be required to report annually to the IRS the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

            Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of Notes or shares of common stock effected outside the United States by a foreign office of a foreign broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the United States by such a broker if it:

            - derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

            - is a controlled foreign corporation for United States federal income tax purposes; or

            - is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

            Payments of the proceeds of a disposition of Notes or shares of common stock effected by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

            You should consult your tax advisor regarding application of withholding and backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may be relied on if we or our agent (or other payor) knows or has reason to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE, INCLUDING THE EFFECT AND APPLICABILITY OF STATE,

LOCAL, FOREIGN OR OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  LEGAL MATTERS

            Certain legal matters relating to the offering will be passed upon for us by Latham & Watkins, San Francisco, California.

                                     EXPERTS

            The consolidated financial statements and schedule of Mentor Graphics Corporation and Subsidiaries as of December 31, 2001 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

            The consolidated financial statements of IKOS Systems, Inc. as of September 29, 2001, and for each of the three years in the period ended September 29, 2001 incorporated in Mentor Graphics Corporation's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on May 29, 2002, have been audited by Ernest & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

            The consolidated financial statements of Innoveda, Inc. as of December 29, 2001 and December 30, 2000 and for each of the three years in the period ended December 29, 2001 incorporated in this prospectus by reference from the Current Report on Form 8-K of Mentor Graphics Corporation dated May 29, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

            We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the
SEC:


MENTOR GRAPHICS SEC FILINGS (FILE NO. 0-13442)                                                 Period Ended
----------------------------------------------                                                 ------------
Annual Report on Form 10-K (including information specifically incorporated by reference into our Form 10-K from our 2001 Annual Report to Stockholders and
   Proxy Statement for our 2002 Annual Meeting of Stockholders), as amended...........     December 31, 2001
Quarterly Report on Form 10-Q.........................................................     March 31, 2002
Quarterly Report on Form 10-Q.........................................................     June 30, 2002
Quarterly Report On Form 10-Q.........................................................     September 30, 2002
Current Report on Form 8-K............................................................     filed on March 13, 2002
Current Report on Form 8-K............................................................     filed on April 10, 2002
Current Report on Form 8-K............................................................     filed on April 24, 2002
Current Report on Form 8-K............................................................     filed on May 3, 2002
Current Reports on Form 8-K...........................................................     filed on May 29, 2002
Amended Current Report on Form 8-K/A..................................................     filed on May 29, 2002
Current Report on Form 8-K............................................................     filed on May 30, 2002
Current Report on Form 8-K............................................................     filed on June 3, 2002
Current Report on Form 8-K............................................................     filed on June 11, 2002
Amended Current Report on Form 8-K/A..................................................     filed on August 12, 2002
The description of our common stock as set forth in our Registration Statement on
   Form 8-A...........................................................................     filed on April 29, 1985

            All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the Notes under this prospectus shall also be deemed to be incorporated in this prospectus by reference.

            You may obtain copies of these documents from us without charge (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) by writing to us at Mentor Graphics Corporation, 8005 SW Boeckman Road, Wilsonville, Oregon 97070-7777, or calling us at (503) 685-7000.

                       WHERE YOU CAN FIND MORE INFORMATION

            We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Such reports, proxy statements and other information may be inspected at the SEC's public reference facilities at Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can also be obtained at prescribed rates by writing to the SEC's Public Reference Section at the address set forth above, by calling (800) SEC-0330 or by accessing the SEC's web site at www.sec.gov. Information contained in our web site is not part of this prospectus.

                                     [LOGO]

                                  $172,500,000

                           MENTOR GRAPHICS CORPORATION

                 6 7/8% CONVERTIBLE SUBORDINATED NOTES DUE 2007

                                   PROSPECTUS

            YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The following table sets forth the costs and expenses payable by the registrant in connection with the registration for resale of the 6 7/8% Convertible Subordinated Notes due 2007. All of the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee.

                                                                        AMOUNT
                                                                        ------
Commission Registration Fee.........................................     $15,870
*Costs of Printing..................................................      10,000
*Legal Fees and Expenses............................................     100,000
*Accounting Fees and Expenses.......................................      30,000
*Miscellaneous Expenses.............................................       4,130
                                                                      ----------
     *Total.........................................................  $  160,000

*Estimated

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            We are an Oregon corporation. Article V of our bylaws indemnifies directors and officers to the fullest extent permitted by the Oregon Business Corporation Act (the "Act"). The effects of Article V are summarized as follows:

      (a) The Article grants a right of indemnification in respect of any action, suit, or proceeding (other than an action by or in the right of Mentor) against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred, if the persons concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Mentor, and, with respect to any criminal action or proceeding had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction, or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

      (b) The Article grants a right of indemnification in respect of any action or suit by or in the right of Mentor against the expenses (including attorneys' fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Mentor, except that no right of indemnification will be granted if the person is adjudged to be liable to us.

      (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

      (d) We are required to promptly indemnify a director or officer unless it is determined by a majority of disinterested directors or by independent counsel that the person's actions did not meet the relevant standard for indemnification. If the disinterested directors or independent counsel determine that indemnification is not required, the person seeking indemnification may petition a court for an independent determination. In any court action, we will have the burden of proving that indemnification would not be proper. Neither the disinterested directors' failure to make a determination regarding indemnification for the claim nor an actual determination that the person failed to meet the applicable standard will be a defense to such action or create a presumption that the person is not entitled to indemnification.

      (e) We will advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she is entitled to indemnification and undertakes to repay any amount advanced if it is determined by a court that the person is not entitled to indemnification.

      (f) We may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

            The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

            We have also entered into Indemnity Agreements with all directors and officers. While the Indemnity Agreements in large part incorporate the indemnification provisions of the Act as described above, they vary from the Act in several respects. The Indemnity Agreements obligate us to provide the maximum indemnification protection allowed under Oregon law, which is intended to provide indemnification broader than that expressly authorized by the Act. The most significant effect of the Indemnity Agreements is to add indemnification for judgments and settlements of derivative lawsuits to the fullest extent permitted by law as may be limited by public policy considerations applied by the courts.

ITEM 16. INDEX TO EXHIBITS.

Number      Exhibit
------      -------
 3.1        Restated Articles of Incorporation of the Registrant, as amended.
            Incorporated by reference to Exhibit 4A to Mentor Graphics'
            Registration Statement on Form S-3 (Registration No. 33-23024) and
            Exhibit 3B to Mentor Graphics' Annual Report on Form 10-K for the
            fiscal year ended December 31, 1998. *

 3.2 Bylaws of the Registrant. Incorporated by reference to Exhibit 3C to Mentor Graphics' Annual Report on Form 10-K for the fiscal year ended December 31, 1998. *

 4.1        Rights Agreement, dated as of February 10, 1999, between Mentor
            Graphics Corporation and American Stock, Transfer & Trust Co.
            Incorporated by reference to Exhibit 4.1 to Mentor Graphics' Current
            Report on Form 8-K filed on February 19, 1999. *

 4.2        Indenture dated as of June 3, 2002. Incorporated by reference to
            Exhibit 4B to Mentor Graphics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. *

 4.3        Form of Mentor Graphics Corporation 67/8% Convertible Subordinated
            Note Due 2007. *

 4.4 Registration Rights Agreement dated as of June 3, 2002. Incorporated by reference to Exhibit 4C to Mentor Graphics' Quarterly Report on
            Form 10-Q for the quarter ended June 30, 2002. *

 5.1        Opinion of Latham & Watkins. *

 5.2        Opinion of Dean M. Freed. *

12.1        Statement of Computation of Ratios. *

23.1        Consent of KPMG LLP.

23.2        Consent of Deloitte & Touche LLP.

23.3        Consent of Ernst & Young LLP, Independent Auditors.

23.4        Consent of Latham & Watkins (included in Exhibit 5.1). *

23.5        Consent of Dean M. Freed (included in Exhibit 5.2). *

24.1 Power of Attorney (incorporated by reference in the signature page to the Registration Statement). *

25.1        Statement of Eligibility under the Trust Indenture Act of 1939 of a
            Corporation Designated to Act as Trustee of Wilmington Trust Company
            (Form T-1). *
--------------
*  Previously filed.

ITEM 17.  UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilsonville, State of Oregon on this 27th day of November, 2002.


                                       MENTOR GRAPHICS CORPORATION

                                       By:  /s/  Dean M. Freed
                                            -----------------------------------
                                            Dean M. Freed
                                            Vice President and General Counsel



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 27, 2002.


                 Signature                                                      Title
                 ---------                                                      -----
         *                                                 Chairman of the Board and Chief Executive Officer
------------------------------------------
Walden C. Rhines                                           (Principal Executive Officer)

         *                                                 President and Chief Operating Officer
------------------------------------------
Gregory K. Hinckley                                        (Principal Financial Officer)

         *                                                 Vice President, Corporate Controller
------------------------------------------
Anthony B. Adrian                                          (Principal Accounting Officer)

         *                                                 Director
------------------------------------------
Sir Peter Bonfield

         *                                                 Director
------------------------------------------
Marsha B. Congdon

         *                                                 Director
------------------------------------------
James R. Fiebiger

         *                                                 Director
------------------------------------------
Kevin C. McDonough

         *                                                 Director
------------------------------------------
Fontaine K. Richardson


*By:       /s/  Dean M. Freed
------------------------------------------
             Dean M. Freed,
            attorney-in-fact

                                  EXHIBIT INDEX


Number      Exhibit
------      -------
 3.1        Restated Articles of Incorporation of the Registrant, as amended.
            Incorporated by reference to Exhibit 4A to Mentor Graphics'
            Registration Statement on Form S-3 (Registration No. 33-23024) and
            Exhibit 3B to Mentor Graphics' Annual Report on Form 10-K for the
            fiscal year ended December 31, 1998. *

 3.2 Bylaws of the Registrant. Incorporated by reference to Exhibit 3C to Mentor Graphics' Annual Report on Form 10-K for the fiscal year ended December 31, 1998. *

 4.1        Rights Agreement, dated as of February 10, 1999, between Mentor
            Graphics Corporation and American Stock, Transfer & Trust Co.
            Incorporated by reference to Exhibit 4.1 to Mentor Graphics' Current
            Report on Form 8-K filed on February 19, 1999. *

 4.2        Indenture dated as of June 3, 2002. Incorporated by reference to
            Exhibit 4B to Mentor Graphics' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. *

 4.3        Form of Mentor Graphics Corporation 6 7/8% Convertible Subordinated
            Note Due 2007. *

 4.4 Registration Rights Agreement dated as of June 3, 2002. Incorporated by reference to Exhibit 4C to Mentor Graphics' Quarterly Report on
            Form 10-Q for the quarter ended June 30, 2002. *

 5.1        Opinion of Latham & Watkins. *

 5.2        Opinion of Dean M. Freed. *

12.1        Statement of Computation of Ratios. *

23.1        Consent of KPMG LLP.

23.2        Consent of Deloitte & Touche LLP.

23.3        Consent of Ernst & Young LLP, Independent Auditors.

23.4        Consent of Latham & Watkins (included in Exhibit 5.1). *

23.5        Consent of Dean M. Freed (included in Exhibit 5.2). *

24.1 Power of Attorney (incorporated by reference in the signature page to the Registration Statement). *

25.1        Statement of Eligibility under the Trust Indenture Act of 1939 of a
            Corporation Designated to Act as Trustee of Wilmington Trust Company
            (Form T-1). *
-------------
*  Previously filed.